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                                February 26, 2021

       Marcelo Claure
       Chief Executive Officer
       LDH Growth Corp I
       600 Brickell Avenue, Suite 2650
       Miami, FL 33138

                                                        Re: LDH Growth Corp I
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2021
                                                            File No. 333-252540

       Dear Mr. Claure:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Our warrant agreement will designate the courts of the State of New York, page 65

   1. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in
increased costs for investors to bring a claim.
       Index to Financial Statements, page F-1

   2. You disclose on page F-7 that your fiscal year-end is December 31st. Given this, please tell us why you
presented audited financial statements for the period-ended January 15,
                                                        2021, as this period
does not represent your fiscal year-end or your three month quarter-
                                                        end.
 Marcelo Claure
LDH Growth Corp I
February 26, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey McKoy at 202-551-3772 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                           Sincerely,
FirstName LastNameMarcelo Claure
                                                           Division of
Corporation Finance
Comapany NameLDH Growth Corp I
                                                           Office of Life
Sciences
February 26, 2021 Page 2
cc:       Evan D   Amico, Esq.
FirstName LastName